                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                AMENDMENT NO. 1
                             ____________________

                        MERIDIAN INDUSTRIAL TRUST, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  589643 10 5
                                (CUSIP Number)

                                Lynne E. McNown
                              225 W. Randolph St.
                                     HQ13A
                               Chicago, IL 60606
                                (312) 750-5322
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Andrew J. McDonough, Esq.
                               Winston & Strawn
                              35 W. Wacker Drive
                            Chicago, Illinois 60601
                                (312) 558-6079

                              September 30, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 589643 10 5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameritech Pension Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,784,121 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,784,121 shares of Common
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,784,121 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.90%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      EP
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Statement relates to shares of Series B Convertible Preferred Stock, $0.001 par value per share (the "Preferred Stock"), and Common Stock, $0.001 par value per share (the "Common Stock" and, together with the Preferred Stock, the "Shares"), of Meridian Industrial Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 455 Market Street, 17th Floor, San Francisco, California 94105.

Item 2.   Identity and Background.

          THE TRUST

          This Schedule 13D Statement is being filed by Ameritech Pension Trust, by State Street Bank and Trust Company, as Trustee (hereinafter referred to as the "Trust"). The Trust is the pension trust of Ameritech Corporation, a Delaware corporation ("Ameritech"). The Trust is comprised of various pension plans which were formed to provide retirement and other benefits for certain employees and retirees of Ameritech and their beneficiaries and certain former participants in the Bell System Management Pension Plan, the Bell System Pension Plan and the Employees Pension Plan of Ameritech Publishing Venture, Inc. (collectively, the "Beneficiaries"). The Trust's principal business address (which also serves as its principal office) is c/o Ameritech Corporation, 225 West Randolph Street, HQ13A, Chicago, Illinois 60606. Investment and voting decisions with respect to the Trust's assets are currently made by Ameritech's Asset Management Committee ("AMC"). AMC has delegated certain of its investment power over the Trust's assets to the Chief Investment Officer of Ameritech. Pursuant to Instruction C of Schedule 13D of the Securities Exchange Act of 1934, as amended, the names, business or residence address and present principal occupation of each member of the AMC and the Chief Investment Officer of Ameritech is as follows:


Members and Officers         Residence or Business
of AMC                       Address                                  Occupation
--------------------         ---------------------                    ----------
Thomas Cox                   8 Fairfax Lane                           Member AMC
                             Lincolnshire, IL 60069

Rich Pehlke                  30 South Wacker Drive, 38th Floor        V.P. & Treasurer of
                             Chicago, IL 60606                        Ameritech

Lou Rutigliano               100 East Havenwood Lane                  Member AMC
                             Lake Forest, IL 60045

Walt Oliver                  30 South Wacker Drive, 38th Floor        Senior V.P.
                             Chicago, IL 60606                        of Ameritech

Oren Shaffer                 30 South Wacker Drive, 38th Floor        Chief Financial
                             Chicago, IL 60606                        Officer of Ameritech

William Stephens             225 W. Randolph, HQ13A                   Chief Investment Officer
                             Chicago, IL  60606                       of Ameritech

Trish Winter        30 South Wacker, 39th Floor        Counsel & Secretary of
                    Chicago, IL  60606                 AMC (non-voting member)

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          On February 23, 1996, the Trust acquired 1,623,376 shares of Preferred Stock directly from the Issuer in a private placement pursuant to that certain Stock Purchase Agreement dated as of December 29, 1995 (the "Preferred Stock Purchase Agreement") among the Issuer, the Trust and OTR, an Ohio general partnership acting on behalf of and as nominee for The State Teachers Retirement Board of Ohio ("OTR"). Such shares of Preferred Stock are immediately convertible into shares of Common Stock initially on a one-for-one basis. The source and amount of funds or other consideration used by the Trust to purchase the Preferred Stock consisted of investment returns on funds originally contributed to the Trust by the Ameritech companies and/or their predecessors on behalf of the Beneficiaries.

          On September 30, 1997, the Trust acquired 4,160,745 shares of Common Stock directly from the Issuer in a purchase transaction pursuant to that certain Purchase Agreement between the Trust and the Issuer (the "Common Stock Purchase Agreement"). The source and amount of funds or other consideration used by the Trust to purchase the Common Stock consisted of the sale of certain real properties owned indirectly by the Trust.

Item 4.   Purpose of Transaction.

          The Shares have been acquired by the Trust for investment purposes. Except as described herein, the Trust has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Pursuant to the Common Stock Purchase Agreement, the Trust currently intends to acquire 3,104,477 additional shares of Common Stock upon the sale of the Group B Properties (as defined in the Common Stock Purchase Agreement).

          The Trust currently holds more than 5l% of the outstanding shares of Preferred Stock of the Issuer and thus has the power to cause the Board of Directors of the Issuer (the "Board") to appoint a designee of the Trust as a member of the Board. The Trust presently does not intend to exercise this right.

          The Trust has certain fiduciary responsibilities to the Beneficiaries. In exercising its fiduciary responsibilities, the Trust may determine it is in the best interests of the Beneficiaries to dispose of all or a portion of its investment in the Issuer or to make additional investments in the Issuer. The Trust expressly reserves the right to dispose of all or any part of its investment in the Issuer's securities by public or private sale, merger or otherwise (subject to applicable restrictions of the Securities Act of 1933, as amended) or to continue to hold the Issuer's securities or to acquire additional securities of the Issuer at such prices and on such terms as it deems advisable.

Item 5.   Interest in Securities of the Issuer.

          The following information is provided in response to Item 5 of
Schedule 13D and is based on a total of 26,787,319 shares of Common Stock and 2,272,727 shares of Preferred Stock of the Issuer as reported by the Issuer in its Press Release dated October 1, 1997.

          (a) The Trust beneficially owns of record 5,784,121 Shares (this includes the 1,623,376 shares of Preferred Stock, which immediately can be converted into 1,623,376 of Common Stock), constituting approximately 19.90% of the total issued and outstanding Common Stock on an as converted basis.

          (b) The Trust has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 5,784,121 shares of Common Stock.

          (c) On February 23, 1996, the Trust acquired 1,623,376 shares of Preferred Stock directly from the Issuer in a private placement pursuant to the terms of the Preferred Stock Purchase Agreement. The purchase price of each share of Preferred Stock was $15.40 for a total purchase price of $24,999,990.40. The transaction was consummated at the offices of Heller, Ehrman, White & McAuliffe, 333 Bush Street, San Francisco, California 94104.

          On September 30, 1997, the Trust acquired 4,160,745 shares of Common Stock directly from the Issuer in a purchase transaction pursuant to the terms of the Common Stock Purchase Agreement. As set forth in the Common Stock Purchase Agreement, the Trust sold certain properties to the Issuer in exchange for 4,160,745 shares of Common Stock valued at $19.865 per share. The transaction was consummated at the offices of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601.

          (d)  Not Applicable

          (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trust and such persons and any person with respect to any securities of the Issuer.

          The Trust is governed by the terms of that certain Trust Agreement (the "Trust Agreement") effective as of January 1, 1996 between Ameritech and State Street Bank and Trust Company, as Trustee (the "Trustee"). The Trust is a directed trust. Pursuant to the terms of the Trust Agreement, the AMC, or such other committee as may from time to time be appointed for that purpose by Ameritech's Board of Directors or by any applicable subcommittee or duly authorized delegate thereof, currently has the sole power to vote, direct and redirect the investment and reinvestment of the Trust's assets, including the power to direct the Trustee to vote or dispose of any of the assets held by the Trust, which includes the Shares. AMC has delegated certain of its investment power over the Trust's assets, including the current voting and dispositive power with respect to the Shares owned by the Trust, to the Chief Investment Officer of Ameritech.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A  The Preferred Stock Purchase Agreement - Incorporated by
                     reference to Exhibit No. 10.13 of the Combined Proxy Statement and Prospectus on Form S-4 dated January 11, 1996 (File No. 333-00018).

          Exhibit B  Articles Supplementary to the Articles of Incorporation of
                     the Issuer - Incorporated by reference to Exhibit No. 3.2 of the Combined Proxy Statement and Prospectus on Form S-4 dated January 11, 1996 (File No. 333-00018).

          Exhibit C  Amended and Restated Investor Rights Agreement dated
                     February 23, 1996 among the Issuer, the Trust, OTR, Hunt Realty Acquisitions, L.P., USAA Real Estate Company and Meridian Point Realty Trust '83 - Incorporated by reference to Exhibit No. 10.5 of the Combined Proxy Statement and Prospectus on Form S-4 dated January 11, 1996
                     (File No. 333-00018).

          Exhibit D  Excepted Holder Agreement dated February 23, 1996 between the Issuer and the Trust - Incorporated by reference to Exhibit No. 10.8 of the Combined Proxy Statement and Prospectus on Form S-4 dated January 11, 1996
                     (File No. 333-00018).

          Exhibit E  The Trust Agreement - Incorporated by reference to Exhibit
                     E of the Schedule 13D of the Issuer dated February 23, 1996 to which this amendment relates.

          Exhibit F   The Common Stock Purchase Agreement - Incorporated by
                      reference to Exhibit 10.7 of the Issuer's Form 10-Q filed
                      August 1, 1997 for the quarter ended June 30, 1997.

          Exhibit G   Registration Rights Agreement, dated as of September 30,
                      1997, by and between the Issuer and the Trust.

          Exhibit H   Excepted Holder Agreement, dated as of September 30,
                      1997,by and between the Issuer and the Trust.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                      AMERITECH PENSION TRUST

                      By:    State Street Bank and Trust Company, as Trustee

                      By:    /s/ Bill Mahoney
                             -------------------------------
                      Name:  Bill Mahoney
                      Title: Senior Vice President


                      Dated: October 10, 1997

                                 EXHIBIT INDEX

Exhibit No.           Description
----------            -----------
Exhibit A             The Preferred Stock Purchase Agreement -Incorporated by
                      reference to Exhibit No. 10.13 of the Combined Proxy
                      Statement and Prospectus on Form S-4 dated January 11,
                      1996 (File No. 333-00018).

Exhibit B             Articles Supplementary to the Articles of Incorporation of
                      the Issuer - Incorporated by reference to Exhibit No. 3.2
                      of the Combined Proxy Statement and Prospectus on Form S-4
                      dated January 11, 1996 (File No. 333-00018).

Exhibit C             Amended and Restated Investor Rights Agreement dated
                      February 23, 1996 among the Issuer, the Trust, OTR, Hunt
                      Realty Acquisitions, L.P., USAA Real Estate Company and
                      Meridian Point Realty Trust '83 - Incorporated by
                      reference to Exhibit No. 10.5 of the Combined Proxy
                      Statement and Prospectus on Form S-4 dated January 11,
                      1996 (File No. 333-00018).

Exhibit D             Excepted Holder Agreement dated February 23, 1996 between
                      the Issuer and the Trust - Incorporated by reference to
                      Exhibit No. 10.8 of the Combined Proxy Statement and
                      Prospectus on Form S-4 dated January 11, 1996 (File No.
                      333-00018).

Exhibit E             The Trust Agreement - Incorporated by reference to Exhibit
                      E of the Schedule 13D of the Issuer dated February 23,
                      1996 to which this amendment relates.

Exhibit F             The Common Stock Purchase Agreement - Incorporated by
                      reference to Exhibit 10.7 of the Issuer's Form 10-Q filed
                      August 1, 1997 for the quarter ended June 30, 1997.

Exhibit G             Registration Rights Agreement, dated as of September 30,
                      1997, by and between the Issuer and the Trust.

Exhibit H             Excepted Holder Agreement, dated as of September 30,
                      1997, by and between the Issuer and the Trust.
